UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For November 2022
Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090 Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

This exhibits attached to this Form 6-K are hereby incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File No. 333-226490, and into the Form F-3 Registration Statements File Nos. 333-211065, 333-225789 and 333-262401.

Other Information

Check-Cap Ltd. (the “Company”) announces that it will hold an Annual General Meeting of Shareholders on Thursday, December 22, 2022 at 4:00 p.m. (Israel time) at the offices of the Company at 29 Abba Hushi Avenue, Isfiya, Israel. A copy of the Notice of Annual General Meeting of Shareholders and Proxy Statement and the Proxy Card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

Exhibit

Exhibit No.	Description

99.1	Notice and Proxy Statement for the Annual General Meeting of Shareholders

99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

Date: November 9, 2022	By:	/s/ Alex Ovadia
Name: Alex Ovadia
Title: Chief Executive Officer